================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 AMENDMENT NO. 2


                                       TO

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            U.S. MEDICAL GROUP, INC.
                            ------------------------
                 (Name of Small Business Issuer in Its Charter)

                   NEVADA                                      IRS NO. 88-0320389
 -----------------------------------------------        -----------------------------
(State or other jurisdiction of incorporation or       (I.R.S. Employer Identification)
                  organization)

                    1405 SOUTH ORANGE, ORLANDO, FLORIDA 32806
                    -----------------------------------------
                    (Address of principal executive offices)

                                  407-849-2288
                    -----------------------------------------
                (Company's telephone number including area code)

           Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:    Name of each exchange on which each
                                                    class is to be registered

           NONE                                            NONE

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK ($0.001 PAR VALUE)
                         -------------------------------
                                (Title of class)

================================================================================

                                TABLE OF CONTENTS


                                                                                                       PAGE



PART I....................................................................................................1

Item 1.                    Description of Business........................................................1
Item 2.                    Management's Discussion and Analysis of Financial
                                    Conditions and Results of Operations..................................12

Item 3.                    Description of Property........................................................19
Item 4.                    Security Ownership of Certain Beneficial Owners
                                    and Management........................................................19

Item 5.                    Directors, Executive Officers, Promoters and
                                    Control Persons.......................................................20

Item 6.                    Executive Compensation.........................................................21
Item 7.                    Certain Relationships and Related Transactions.................................22
Item 8.                    Description of Securities......................................................23


PART II...................................................................................................28

Item 1.                    Market Price of and Dividends on the Registrant's Common
                                    Equity and Other Shareholder Matters..................................28

Item 2.                    Legal Proceedings..............................................................29
Item 3.                    Changes in and Disagreements with Accountants..................................29
Item 4.                    Recent Sales of Unregistered Securities........................................29
Item 5.                    Indemnification of Directors and Officers......................................30


PART F/S - FINANCIAL STATEMENTS...........................................................................F-1

PART III -  EXHIBITS......................................................................................

SIGNATURES................................................................................................

Index to Exhibits.........................................................................................

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

GENERAL

         U.S. Medical Group, Inc. (the "Company"), through its wholly-owned subsidiary, U.S. Medical Group (Florida), Inc. ("USMGF"), provides surgical operating rooms and required support staff (such as nurses and technicians) by means of a mobile unit on site at correctional facilities (the "Business"). The Company currently owns, manages and operates a free-standing, totally self-contained, mobile surgical facility that serves the Florida prison system in Northern Florida. A similar contract was awarded to the Company by the Department of Corrections of the State of North Carolina which commenced October 15, 1999, for which the Company purchased a second mobile unit. The Company uses mobile ambulatory surgical centers, built into tractor-trailer vehicles with expandable side panels, to deliver cost-effective surgical services to correctional facilities. While the military has used similar services to perform surgical procedures during periods of war and other conflicts, the Company believes that USMGF is the first to provide a mobile surgery unit on site at a correctional facility for ambulatory surgical procedures. The service is designed to reduce the costs of the correctional authority (by reducing or eliminating the need for hospitals) and to enhance security as well as cost by reducing or eliminating the need to transport inmates to off-site hospitals and guard them during hospital stays.

         Until April 1999, the Business was conducted by and under the name of American Mobile Surgical Services, Inc., a Florida corporation ("AMSSI"). In April 1999, pursuant to the terms of an Agreement and Plan of Merger entered into as of March 31, 1999 by and among AMSSI, USMGF and the Company (the "Merger Agreement), AMSSI became a subsidiary of U.S. Medical Group, Inc. when USMGF merged (the "Merger") with AMSSI with AMSSI being the surviving corporation. Following the merger AMSSI changed its name to USMGF. In connection with the Merger, the Company issued to the AMSSI stockholders a total of 10,500,000 shares of the Company's common stock, $.001 par value (the "Common Stock"). In addition, the AMSSI management assumed the management of the Company. See "Part
I. Item 5. Directors, Executive Officers, Promoters and Control Persons." The reason for the Merger was primarily AMSSI's need to gain broader access to additional capital markers in order to continue implementing and expanding its business model.

         In connection with the Merger, the Company issued to AMSSI stockholders a total of 10,500,000 shares of the Company's common stock, $.001 par value (the "Common Stock"), of which 9,450,000 shares were issued to AMSSI management. At the time of the merger, U.S. Medical Group, Inc. was inactive and had no material assets. AMSSI's principal asset was one (1) mobile surgical unit and installed specialized medical equipment. Prior to the merger in April 1999: (i) none of the AMSSI shareholders, officers or directors had any equity interest in the Company; (ii) none of the AMSSI shareholders, officers, or directors were officers or directors of the Company; (iii) none of the Company's shareholders, officers or directors had any interest in AMSSI; and (iv) none of the Company's shareholders, officers, or directors were officers or directors of AMSSI.

         The Company was incorporated under the laws of the State of Nevada under the name of U.S. Medical Group, Inc. on April 25, 1994 as a wholly-owned subsidiary of Best Equities Limited (the "Predecessor"). The Predecessor was incorporated on April 4, 1985 under the laws of the Province of British Columbia, Canada. In 1987, the Predecessor issued a total of 1,875,373 shares of its common stock in a private placement to sophisticated investors in the Province of British Columbia, Canada. On May 13, 1994, the shareholders of the Predecessor exchanged all of the outstanding shares of common stock of the Predecessor on a one-for-one basis for shares of common stock in the Company. From the time of the Predecessor's incorporation until the Merger, neither the Predecessor nor the Company engaged in any significant business activity other than the search for acquisition opportunities, and in the three fiscal years prior to the Merger, the Company did not have any significant assets or liabilities.

         In June 1999, USMGF purchased a Mobile Hyperbaric Chamber to be leased to third parties. Hyperbaric oxygen provided by this unit involves a mode of therapy in which the patient breathes 100% oxygen at pressures greater than normal atmospheric (sea level) pressure.

         The Company's business currently depends solely on its contracts with the States of Florida and North Carolina and minimal revenues currently generated by the Company's Mobile Hyperbaric Chamber.

         AMSSI purchased its first mobile surgery unit in July 1999 for $1,099,998 and spent an additional $425,782 on installed specialized equipment. The source of funds for the purchase of the unit and equipment was the proceeds from $1,655,000 of loans from a commercial bank. The unit was purchased from Mobile Surgical International Corporation of Vermont. The unit is fully equipped and comparable to any ambulatory surgical center. Pursuant to the Florida Contract (as defined below in"-Markets"), the State contracts separately with surgeons and anesthesiologists and USMGF supplies operating room facilities and required support staff.

         Major capital equipment in the unit includes:

                  -Anesthesia Machine
                  -Video Tower
                           -Monitor
                           -Camera
                           -Printer
                           -Light Source
                           -Printer
                           -VCR
                           -Shaver Motor
                  -Electric Operating Room Table
                  -Electrocautery Machine/Smoke Evacuator
                  -Full Size C-Arm w/Monitor
                  -Power Source for Electric Saw/Drill
                  -Head Light and Xerox Light Source

         Also included is instrumentation to accommodate all specialties of surgeries. The unit operates five days a week, 8 hours a day, with a permanent staff of at least four. The Company purchased its second unit for use in North Carolina (with similar equipment) by obtaining a loan in the amount of $2,200,000 with annual interest equal to the LIBOR Market Index Rate plus 1.5% to be repaid over 4 years. The second unit currently operates approximately 3 days a week, 10 hours a day with a permanent staff of at least 4 persons. Each unit is driven by a driver who is an independent contractor working on an as-needed basis. At this time, each unit is located at one site only pursuant to the request of the states' Department of Corrections, however, patients from other sites are transported to the Company's units.

         Typically, state departments of health or similar agencies require medical facilities to be inspected and licensed as having met the minimum established standards for that state. In Florida, where no standards were previously established, USMGF was successful in lobbying for legislation which was enacted to include mobile surgery units under contract with the Florida Department of Corrections under the applicable State rules which govern hospitals and free-standing surgery centers.

         In North Carolina the Company's Mobile Surgery Unit is overseen by the North Carolina Department of Corrections Hospital Administrator. The North Carolina facility located in Raleigh, has a hospital on site. The

Company's Mobile Surgery Unit is an extension of the Central Prison hospital.

PRODUCTS AND SERVICES

         Based upon the Company's experience to date, the following surgical procedures can be carried out in a USMGF mobile unit:

     -    ORTHOPEDIC
          -    Knee Arthroscopy
          -    Knee Arthroscopy with Anterior Cruciate Ligament Repair
          -    Shoulder Arthroscopy
          -    Shoulder Arthroscopy with Open Repair
          -    Anterion Medialization
          -    Release of Trigger Finger
          -    Carpal Tunnel Release
          -    Open Reduction of Internal Fixation
          -    Dupuytren's Release
          -    Cubital Tunnel Release
          -    Carpal Matacarpal Arthrosplasty
          -    Excision of Mass
          -    Ganglion Cyst Removal
          -    Incision and Drainage of Extremities
          -    Tendon Transfer
          -    Achilles Tendon Repair


     -    PODIATRY
               -    Bunionectomy
               -    Removal of Toenail
               -    Plantar Fasiotomy

               -    Excision of Hammertoe
               -    Excision of Neuroma
               -    Cauterization of Plantar Warts

     -    PAIN MANAGEMENT

               -    Epidural Block
               -    Epidural Block with Image
               -    Trigger Point Injection

     -    GENERAL SURGERY

               -    Hernia Repair (Inquinal, Ventral & Umbilical)
               -    Breast Biopsy
               -    Laparoscopic Cholecystectomy
               -    Mastecomy
               -    Upper Gastrointestinal Endoscopy
               -    Lower Gastrointestinal Endoscopy
               -    Hemorrhoidectomy
               -    Pilonidal Cystectomy
               -    Fissurectomy
               -    Excision of Tumors

     -    UROLOGY

               -    Cystoscopies
               -    Transurethral Resections
               -    Cauterization of Condyloma
               -    Prostate Biopsies
               -    Urethral Dilations
               -    Circumcisions
               -    Orchiectomy
               -    Hydrocelectomy

     -    PLASTIC SURGERY

     -    EAR NOSE AND THROAT

               -    Tonsillectomies
               -    Adenoidectomy
               -    Excision of Nasal Polyps
               -    Repair of Deviated Septum
               -    Correction of Nasal Deformities
               -    Caldwell-Luc Procedures
               -    Myringoplasty
               -    Tympanoplasties
               -    Stapecdectomy
               -    Myringotomy
               -    Mastoidectomy

         USMGF's historical experience from April 1997 to the present reflects the following specialty break-down and case mix:

        BREAKDOWN BY SPECIALTY
        Podiatry                            1
        Ortho                              17
        Hand                                5
        Urology                            19
        ENT                                 8
        General Surgery                    50
                                     ---------
                                         100%

        CASE MIX

        Miscellaneous                       6
        Wound Repair                        3
        Other Ortho                         4
        Hand                                6
        Hemorrhoidectomy                    3
        Ram Lesion                         13
        Cysto                              16
        Open Reduction                     11
        Knee Arthroscopy                   12
        Hernia Repair                      26
                                     ---------
                                         100%

         In Florida, there are a total of 66,000 inmates incarcerated in approximately 65 institutions managed in 5 regions. One third of the institutions and approximately 35,000 inmates are in the North Florida area. The North Florida Reception Center ("NFRC") operates a 150 bed facility caring for medical, surgical and mental health patients. It is in the NFRC that USMGF has the mobile surgical unit in operation. Commencing in 1999, the Florida Department of Corrections began to transport elective surgical cases from the South and Central districts to the NFRC so as to utilize the USMGF facility. USMGF's monthly caseload is anticipated to increase to an average for the year 2000 of 100 cases per month as compared to 75 in 1999 due to an increase in the types of services that are provided such as endoscopy and opthamology. Also, the FDOC has indicated to the Company that it plans to send more patients to the Company's mobile surgery unit from outlying facilities. The Company's agreement with the State of Florida ends on September 30, 2000. USMGF requested in January 2000 that its contract be renewed for 3 years because management determined that it would be in the best interest of USMGF to obtain a 3-year contract, rather than 2 separate 1-year contracts in order to provide the Company with greater stability of income. The State of Florida has an option to continue the service for two additional one-year periods subject to current terms and renewal price provisions included in the agreement.

         In North Carolina, there are a total of 42,000 inmates incarcerated in institutions throughout the state. Some of the inmates sentenced to a jail term are also housed at North Carolina's Central Prison. Central Prison in Raleigh is where USMGF has its Mobile Surgery Unit in service. The projected cases are approximately 53 per month for the 1999/2000-contract year. The contract encompasses all specialties of surgery. The surgeons and anesthesiologists are contracted by Central Prison.

         In June 1999, USMGF purchased a Mobile Hyperbaric Chamber for lease to a third party. The purchase price for the unit was $68,900 which was financed with the proceeds from a bank loan. Approximately $87,500 was spent in upgrades and repairs, bringing the Company's total investment in the Mobile Hyperbaric Chamber to $152,000. In December 1999, the Company leased the unit to a medical services company in Alabama. The unit was put into service in Wisconsin in late January 2000. The unit is being leased for $3,000 per month and 25% of net profits earned from use of the Unit.

         The Mobile Hyperbaric Unit has a multi-placed chamber that can accommodate up to 6 patients at a time. In contrast with attempts to force oxygen into tissues by topical applications at levels only slightly higher than atmospheric pressure, hyperbaric oxygen therapy involves the systemic delivery of oxygen at levels 2-3 times greater than atmospheric pressure.

         Oxygen is essential for maintaining cellular integrity, function, and repair when tissues are injured. Oxygen not only plays an important role in energy metabolism, but also is very important in polymorphonuclear cell function, neovascularization, fibroblast proliferation, and collagen deposition.

         Indications for Hyperbaric Referral

         Standard of Care
                  Acute Severe Carbon Monoxide Poisoning
                  Cerebral Arterial Gas Embolism
                  Clostridial Myonecrosis
                  Decompression Sickness
                  Osteoradionecrosis

         Adjunctive Therapy
                  Crush Injury; Compartment Syndrome
                  Exceptional Blood Loss Anemia
                  Necrotizing Soft Tissue Infections
                  Radiation Tissue Injury
                  Chronic Osteomyelitis
                  Thermal Burns

         Treatment Protocol Oxygen, when breathed under increased atmospheric pressure, is a potent drug. Besides the beneficial effects discussed above, hyperbaric oxygen can produce noticeable toxic effects if administered indiscriminately. Safe time limits have been established for hyperbaric oxygen exposure, and these profiles form the basis for today's treatment protocols. It is only quite recently that disease-specific hyperbaric oxygen dosing has been introduced.

         Emergency cases, such as carbon monoxide poisoning or cerebral arterial gas embolism may only require one or two treatments. In those cases for which angiogenesis is the primary goal, as many as 20 to 40 treatments may be necessary. The precise number of treatments will often depend upon the clinical response of each patient.

         With exception of decompression sickness and cerebral arterial gas embolism, periods of exposure last approximately two hours. Treatments may be given once, or twice or occasionally three times daily, and can be provided in both, inpatient or outpatient settings.

         A technician and physician trained in hyperbarics who are not employees and are not otherwise engaged with the Company are in attendance at all times when a patient is in the chamber. The Company has yet to generate any material revenue from its leasing of its Mobile Hyperbaric Chamber.

MARKETS

CORRECTIONAL HEALTHCARE

         In 1996, total annual inmate healthcare spending in the United States was estimated to be between $3-$5 billion. (Source: Bureau of Justice Statistics, State Prison expenditures for inmate medical care, fiscal year
1996). Approximately 30% of such spending is currently privatized and the Company believes this percentage will continue to increase due to growing acceptance and success of privatization, pressure on government to contain taxes, tougher sentencing guidelines and the managed care trend in healthcare delivery generally.

         Typically, state departments of correction recruit in-house staff and contract with local hospitals, physicians and dentists that provide medical and dental services for inmates. Additional costs are frequently incurred by correctional facilities as a result of correctional officers accompanying inmates to and from hospital settings. For example, in Florida and in North Carolina two officers generally have to accompany an inmate when he or she is outside the correctional facility.

         Correctional authorities are increasingly contracting with managed care providers for services associated with providing health and dental care. One such provider, Correctional Medical Services Inc. of St. Louis, Missouri, ("CMS"), a leading provider of health-care services to prisons and jails in the U.S., claims to currently provide healthcare to approximately 269,000 inmates at 332 correctional facilities in 28 states. CMS is a subsidiary of Spectrum Healthcare Services Company. CMS claims to provide healthcare coverage for one of every seven inmates in the United States. CMS promotional literature states that CMS correctional patients requiring surgery are transported to off-site hospital facilities accompanied by correctional officers in correctional vehicles. (Source: Internet Website of CMS.)

         The Company believes that more state and local governments are contracting with private inmate healthcare providers. There are approximately
1.8 million inmates currently incarcerated in the United States and this number is projected to grow 8% per annum for the next several years. Approximately 60% of inmates are housed in state prisons, 30% in local jails, and the remainder are in federal prisons or under jail supervision. (Source: Department of Justice and Bureau of Labor Statistics.)

         In 1995, two percent of all state and federal inmates were held in 110 facilities operated by private contractors. (Source: U.S. Bureau of Justice.) This included 81 privately-run community based facilities and 29 confinement institutions. By 1998, this total had increased to

170 facilities encompassing a capacity of 123,206 inmates. (Source: Private Prisons Research Site of the University of Connecticut.)

PRISONS AND JAILS

         Prisons generally hold inmates for terms of one year or longer following formal sentencing as a result of felony offenses. Jails are facilities that are more local in nature that hold persons for shorter period of times including pre-trial and pre-sentencing periods.

         At the end of 1995 (the last formal census data available), there were a total of 1,375 state correctional facilities and 125 federal facilities. The census excluded the approximately 3,300 locally operated jails and county or municipal detention centers. State and federal facilities are located as follows:

                                            State      Federal

               North East                    204          20
               Mid-West                      275          18
               South                         629          62
               West                          267          25
                                     ------------ -----------
               Totals                      1,375         125


         At year-end 1996, 5.5 million people were on probation, in jail or prison, or on parole, approximately 2.8 percent of all U.S. adult residents. At year-end 1997, state prisons on average were operating at between 15% and 24% above capacity, while Federal prisons were operating at 19% above capacity. At mid-year 1998, state and federal prison authorities had under their jurisdiction 1,277,866 inmates of which 1,210,034 were physically in their custody. Also at mid-year 1998, local jails held or supervised 664,847 persons awaiting trial or serving their sentence. (Source: Bureau of Justice Statistics, U.S. Department of Justice.)

         The Company believes that one of the primary reasons that inmate population is growing is that more inmates are being required to serve out greater percentages of their sentenced terms than what they served in the past.

         Included in the overall totals are the following states with inmate populations exceeding 10,000 persons:

         STATE                               NUMBER OF INMATES       NUMBER OF FACILITIES
         Alabama                                     22,501                 12
         Arizona                                     24,879                  9
         California                                 158,742                 24
         Connecticut                                 17,437                 20
         Florida                                     66,280                 38
         Georgia                                     38,194                 32
         Illinois                                    42,140                 20
         Indiana                                     18,552                 15
         Kentucky                                    15,107                 13
         Louisiana                                   30,907                 11
         Maryland                                    22,566                 12
         Massachusetts                               11,867                 11

         Michigan                                    44,501                 47
         Missouri                                    25,118                 11
         New Jersey                                  29,724                 11
         New York                                    70,723                 46
         North Carolina                              32,407                 89
         Ohio                                        49,289                 19
         Oklahoma                                    20,994                 12
         Pennsylvania                                35,644                 19
         South Carolina                              21,530                 29
         Tennessee                                   17,656                  5
         Texas                                      143,299                 32
         Virginia                                    28,681                 17
         Wisconsin                                   17,316                 21


         Inmate population numbers are from a May 1998 Corrections Compendium publication updated to reflect Bureau of Justice statistical data from March 1999.

STATE CORRECTIONAL ORGANIZATIONS

         The Company is currently operating only in Florida, North Carolina and Wisconsin. USMGF's current contract (the "Florida Contract") with the Florida Department of Corrections (the "FDOC") to provide Mobile surgical services became effective on November 12, 1997 and will terminate on September 30, 2000. The Florida Contract may be renewed, at FDOC's option, for two additional one-year periods after the initial period upon the same terms and at the renewal prices listed in the Florida Contract. The Company, however, has requested that its contract be renewed for a three year term. See "-Products and Services."

         The Florida Contract provides that USMGF will provide on-site surgical services for FDOC pursuant to applicable State and regulatory requirements. Compensation by the FDOC is provided on a fee for service basis. A fee schedule has been provided with the Contract to designate the appropriate fee for each procedure. An invoice is submitted to the FDOC on a weekly basis by USMGF. Any procedure performed after the initial fifty (50) in each month is billed at a 10% discount.

         USMGF's contract with the North Carolina Department of Corrections ("NDOC") is for one year and may be renewed by the NDOC at its option for four one-year periods. The contract became effective in North Carolina on October 15, 1999. On May 6, 1999, the North Carolina Department of Corrections ("NDOC") awarded USMGF a contract to provide mobile surgical services at Central Prison in Raleigh. The contract began on October 15, 1999 and is effective through October 14, 2000. The contract may be renewed by the NCDOC for four (4) one (1) year periods. Compensation of $1,512,720 per year is paid in twelve payments of $126,000. USMGF is required to provide an invoice by the 15th of each month for the services performed in the prior month.

         Under the Florida and North Carolina contracts, USMGF provides: a mobile surgical unit including all required equipment, instrumentation, and supplies, and the staff as designated in the Florida and North Carolina Contracts (including one Operating Room Coordinator/Circulator, one Surgical Technician, one Recovery Room Registered Nurse, and one patient care technician). The respective states provide a Registered Nurse in the pre-op area who has knowledge of the policies and procedures of the Department of Corrections.

         The State of Florida's performance and obligation to pay under the Florida Contract is contingent upon an annual appropriation by the Florida Legislature. The Company fee schedule is substantially below customary hospital charges thereby generating significant savings for the State of Florida in facility fees, security related costs, and transportation costs. The Florida Contract may be terminated by either party upon no less than 30 calendar days notice, without cause, unless a lesser time is mutually agreed upon by both parties. In the event funds to finance the Florida Contract become unavailable, or in the event of a breach of contract by USMGF, the FDOC may terminate the Florida Contract upon no less than 24 hours written notice.

         On May 6, 1999, NDOC notified USMGF that it had been awarded the contract regarding mobile operating room services to be provided by USMGF. The contract was issued for the base period commencing October 15, 1999 continuing through June 30, 2000. Pursuant to the agreement between USMGF and NDOC, USMGF provides NDOC with a "State of the Art" fully mobile, operating room truck with the specifications set forth in the agreement (the "NDOC Contract"). NDOC is entitled to extend the NDOC Contract for an additional period of four years in one-year increments.

         In the event NDOC determines that USMGF is not satisfactorily performing the NDOC contract, NDOC may, by giving 30 days written notice, demand satisfactory performance. If USMGF fails to perform within 30 days of receiving that notice, NDOC may terminate all or part of the NDOC Contract. NDOC is also entitled to terminate the NDOC Contract at any time, with or without cause, by giving 30 days written notice to USMGF. In addition, the NDOC Contract will be automatically terminated if funds cease to be available.

         The Company has agreed to pay a third party 5% of net profits received by the Company from its operations in North Carolina as a fee for assisting USMGF to obtain the North Carolina contract. This agreement is effective for the length of the initial contract as well as any renewed contract thereafter. There are no affiliations between and among the entities and management of the third party and USMGF. The third party is an independent consultant hired by the Company.

         The Company has learned that the California Department of Corrections is considering the solicitation of bids for mobile surgical services similar to those the Company currently provides. To provide a comparable level of service under a California contract, as is carried out in Florida and North Carolina, the Company would require three additional mobile units. The Company plans to bid on the California contract when the California Department of Corrections issues a Request For Proposals.

         Contracts with governmental agencies are generally obtained through a competitive bidding process, which is governed by applicable state and local statutes and ordinances. Although practices and procedures vary, typically a formal request for proposal ("RFP") is issued stating the scope of work to be performed, length of contract, performance bonding requirements, minimum qualifications of bidders, selection criteria and the format to be followed in the bid or proposal. Usually, a committee appointed by the governmental agency reviews bids and makes an award determination. The committee may award the contract to a particular bidder or decide not to award the contract to the private sector. The award of a contract may be subject to formal or informal protest, through a governmental appeals process, by unsuccessful bidders.

         A successful bidder must often agree to comply with numerous additional requirements regarding record-keeping and accounting, non-discrimination in the hiring of personnel, safety, safeguarding classified information, management and other matters. Upon a violation of the terms of an applicable contractual or statutory provision, a contractor may be debarred or suspended from obtaining future contracts for specified periods of time in the applicable location.

         The Company's operations are subject to the same laws, regulations and rules regarding inspections and licensing that govern hospitals and free standing surgical centers. The Company is also subject to the same laws, regulations and rules regarding medical waste disposal of sharp material and sterilization practices.

COMPETITION

         The Company is aware of three other companies that have attempted to enter the corrections mobile surgical marketplace.

         - Vantage Surgical, Incorporated is a for-profit business offering information regarding out patient, acute mobile medical/surgical facilities with headquarters located in Hanford, California. The Company understands that Vantage was previously licensed to operate in California as a mobile surgical unit but such license has expired. Vantage used a vehicle similar to that operated by USMGF. Vantage literature states that they are "the nation's first fully licensed mobile ambulatory surgical center." To the Company's knowledge, there are no active and direct competitors in the corrections mobile surgical marketplace. Vantage has not as yet contracted for provision of any mobile services with any correctional institution. In April 1998, Vantage announced that Mobile Surgical Unit, Incorporated of San Diego, had merged with them. USMGF understands that Vantage does not currently have any valid licenses in place.

         - Mobile Surgical Unit, Incorporated is located in San Diego, California, and merged with Vantage Surgical in 1998. To the Company's knowledge, this organization does not advertise or promote its business concept.

         - Mobile Medical Surgical Services, Inc. is the California subsidiary of Mobile Medical International, Inc., the provider of the original mobile surgical unit that USMGF purchased. Their units are manufactured by U.S. Trailer, Inc. in New Hudson, Michigan. USMGF maintains an ongoing positive relationship with MMSS, even though it is attempting to become a competitor.

STRATEGY

         The Company's management believes that it has established a cost effective and proven concept for the utilization of its equipment and services in Florida and North Carolina and intends to expand its operations to other states, to other target and emerging growth markets and to add to its services capabilities by searching out new niche markets. The Company plans to expand its services capabilities, beyond mobile surgery and mobile hyperbarics, into additional markets which have potential for mobility, such as dentistry, mammography endoscopy and opthamology. It is also seeking other markets in which the Company can utilize its expertise, such as hospital construction.

         The Company's initial product offering, the mobile, fully equipped surgical center, has proven its cost saving capability with the Florida State Department of Corrections. The use of mobile surgical units commenced in October 1999 in North Carolina and is planned for introduction to other state authorities and to managed healthcare providers that have correctional facility contracts. USMGF is seeking to expand its products and services to include the provision of full dental services including oral surgeries not requiring anesthesia.

         The Company plans to establish local offices with regional managers for states in which new operations commence.

         The Company's pricing policy has been on the basis of a discount from traditional healthcare costing formulas such as Medicare. Additional discounts may be given where monthly case loads exceed certain pre-determined levels. Services utilizing the proposed mobile dental unit would be priced on a similar discount basis to standard rate structures.

         The Company's primary marketing focus involves identifying and developing business opportunities with correctional facilities that are not sufficiently close to adequate surgical centers and that have infirmaries large enough to handle post-op patients. USMGF has actively commenced a program of correctional industry journal advertising and attendance at all key industry trade shows.

EMPLOYEES

         The Company presently has 12 full time employees and 2 part time employees.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

         This document includes forward-looking statements. All statements other than statements of historical fact included in this document, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Liquidity and Sources of Capital" regarding the Company's strategies, plans, objectives, expectations, and future operating results are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to have been correct. Actual results could differ materially based upon a number of factors including, but not limited to, the state of the economy, competition, unanticipated business opportunities, availability of financing, market acceptance, government regulation, dependence on key personnel, limited public market and liquidity, shares eligible for future sale, continuation and renewal of the Florida and North Carolina contracts and other risks that may apply to the Company.


         The following is a discussion of the financial condition and results of operations of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the accompanying audited Consolidated Financial Statements of the Company including the Notes thereto which are included elsewhere in this Form 10-SB.

GENERAL

         The Company provides mobile surgical operating rooms and required support staff (such as nurses and technicians) by means of a mobile surgical unit on site at correctional facilities in Florida and North Carolina.

     TWELVE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO TWELVE MONTHS ENDED
                                 DECEMBER 1998

REVENUE

         For the year ended December 31, 1999, revenues from continuing operations, which are comprised exclusively of patient fees, was $2,041,034. Total revenues from continuing operations increased by $386,016, or 23.3%, from $1,655,018 for the year ended December 31, 1998. The primary reason for the increase was the establishment of the Company's second mobile surgical unit in North Carolina. The unit began operating in September 1999 and had revenues of $394,645, or 78.9% of the increase in revenues for 1999. The Company reported net income from continuing operations before income taxes of $616,134 in 1999 compared to net income of $705,915 in 1998. Until April 1999, AMSSI elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. As a result, AMSSI's earnings in 1998 and through April 1999 were taxed for federal income tax purposes directly to the shareholders of AMSSI. Under those provisions, AMSSI did not pay federal and state corporate income taxes on its taxable income. In April, 1999, AMSSI ceased operating as an S Corporation and became subject to federal and state income taxes. As a result, USMGF's net income after taxes for the year ended December 31, 1999 was $233,475.

COSTS AND EXPENSES

         The Company's expenses from operations for the year ended December 31, 1999 increased $475,797, or 50.1% to $1,424,900 from $949,103 during the same period in 1998. Selling, general and administrative expenses increased $472,385, or 68.5% to $1,161,335 in 1999 from $688,950 in 1998. The increase is due to the Company employing 3 additional employees during 1999 as compared to

1998 and establishing a new mobile surgical center in North Carolina during the last six months of 1999. The start-up costs incurred in connection with establishing the new unit were as follows:


          -        Personnel.........................................$50,672

          -        Medical supplies and equipment.................... 49,278

          -        Meeting and convention............................ 14,772

          -        Professional fees.................................  6,800

         While the start-up costs and expenses of opening the Company's mobile medical facility have decreased the Company's working capital in 1999, the Company's management does not believe this trend will have a material impact on the Company's short-term or long-term liquidity. Management expects to fund this decrease in liquidity through the proceeds of loans from commercial banks, significant shareholders, and internally generated funds. Management believes revenues and income from continuing operations will not be materially impacted by the start-up costs of opening the second mobile medical facility in North Carolina.

         As the Company continues to expand, the Company will incur additional costs for personnel. In order for the Company to attract and retain quality personnel, the Company anticipates it will continue to grant options to current and future employees to purchase the Company's common stock. The Company intends to grant options what will not have a material adverse impact on the Company's future results of earnings.

         Depreciation and amortization expense for 1999 was $182,003, an increase of $20,624 from $161,379 in 1998. The Company began operating its North Carolina surgical facility during the last six months of 1999, and accordingly, began depreciating the assets acquired for the facility.

         Interest expense for the year ended December 31, 1999 was $81,562, an decrease of $17,212, or 17.4% from $98,774 in 1998. The decrease in interest expense is due to the Company reducing its bank debts during 1999. While the Company incurred additional bank debt of $2,190,000 to fund the acquisition of the new surgical unit in North Carolina, the new financing was not in place until the last quarter of 1999. As a result, the interest expense in 1999 decreased from the previous year.

         The Company's statement of operations for the years ended December 31, 1998 reflects no provision for income taxes. As an S Corporation, the Company's earnings were taxed, with certain exceptions, for federal income tax purposes directly to the Company's shareholders. The Company terminated its S Corporation tax status in April 1999.



LIQUIDITY AND CAPITAL RESOURCES

         As of December 31, 1999, the Company had a working capital deficit of $425,543 compared to a deficit of $380,797 at December 31, 1998, an increase in the deficit of $44,746. The decrease in working capital was substantially due to the Company's dependence on short term debt and the current maturities of long-term debt of $801,602 which has historically been funded from the Company's cash flow from operations. In addition, the Company experienced an increase in accounts payable of $89,258 and an increase in current and deferred income taxes payable of $81,406.

         The increase in accounts payable is due to the Company opening its second mobile medical facility in Raleigh, North Carolina in September, 1999 and the increase in income taxes is a result of the Company terminating its S Corporation status in April 1999.

         While the Company has raised capital to meet its current and projected working capital and equipment financing needs, additional financing will be required in order to acquire additional surgical facilities. The Company is seeking financing in the form of equity and debt in order to provide for these expansions and for working capital. There are no assurances the Company will be successful in raising the funds required.

         The Company has borrowed funds from significant shareholders of the Company in the past to satisfy certain obligations. In addition, all of the Company's bank debt is guaranteed by Company officers and significant shareholders.

         The Company generated cash flow from operations of $611,725 for the year ended December 31, 1999 and $776,834 for the year ended December 31, 1998. Cash flow from operating activities for the year ended December 31, 1999 is primarily attributable to the Company's net income from operations of $233,475, adjusted for depreciation of $182,003, deferred taxes of $313,362 and common stock issued for services of $57,500. Cash flow from operating activities for the year ended December 31, 1998 is primarily attributable to the Company's net income from operations of $705,915, adjusted for depreciation of $161,379.


         Cash flows used in investing activities was $2,121,403 during the year ended December 31, 1999 and $49,006 for the year ended December 31, 1998. During 1999, the Company invested $1,900,239 in the North Carolina mobile surgical facility. During 1998, the Company invested $49,006 in surgical equipment in its Florida facility.

         Cash flow provided from financing activities was $1,483,256 during the year ended December 31, 1999 and cash flows used in financing activities during the year ended December 31, 1998 was $829,206. The principal source of financing in 1999 was the receipt of a $2,190,000 bank loan, the proceeds of which were utilized to acquire the North Carolina mobile surgical unit and related medical equipment. In addition, during 1999, the Company repaid $682,488 of bank loans and $89,256 of loans to Company shareholders. The principal use of funds in 1998 were the repayment of loans from banks in the amount of

$723,485 and $145,721 of loans from Company shareholders.

         On January 25, 2000, the Company, through its wholly owned subsidiary, declared a dividend payable to the shareholders of record on the date of termination of the S-Corporation tax status. The dividend of $441,700 is approximately equal to the taxable income of USMGF from its inception through termination of its S-Corporation tax status. The distribution was financed by unsecured demand loans from significant shareholders at 8.5% interest payable annually, and will be repaid from operations as cash flow permits. The Company's management believes the debt service arising from the issuance of these notes will not have a material impact on the Company's financial condition or results of operations.

         The Company plans to continue to develop new sites for its mobile surgical units and to introduce mobile dental and hyperbaric units in the near future, placing one or more units in service by year-end. The Company plans to obtain financing for these units through bank loans, private placements of its securities, and equity financing through offerings in the secondary markets. There can be no assurance that management will be successful in its efforts to obtain the financing necessary to fund the Company's growth or that contracts for future sites will be obtained.

         The effect of inflaction on the Company's revenue and operating results was not significant. The Company's operations are in the southeastern United States and there are no seasonal aspects that would have a material adverse effect on the Company's financial condition or results of operations.

OUTSTANDING OPTIONS

         On April 20, 1999 the Company granted options to purchase 100,000 shares common stock of the Company to Ms. Rhonda Ahern, the Company's purchasing coordinator and surgical technologist, at an exercise price of $.10 per share. The options vest at a rate of 20,000 shares per year over 5 years commencing June 1, 2000. The Company's management believes the exercise of these options will not have a material adverse impact on the Company's income from continuing operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         During 1997, the Company adopted the disclosure requirements under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) Accounting for Stock-Based Compensation. See Note 1 in the Consolidated Financial Statements of the Company, included in this Report on Form 10-SB, for the full disclosure. In 1997, the Company was required to adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121) Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed, which prescribes accounting and reporting standards when circumstances indicate that the carrying amount of a long-lived asset may be not recoverable. SFAS No. 121 had no impact on the Company's financial statements.

         The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related information ("SFAS 131") in the year ended December 31, 1998. SFAS established standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also established standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

         The Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pension and Other Post Employment Benefits ("SFAS 132") in the year ended December 31, 1999. SFAS No. 132 established disclosure requirements regarding pension and post employment obligations. SFAS No. 132 does not effect the Company as of December 31, 1999.

         In March 1998, Statement of Position No. 98-1 was issued, which specifies the appropriate accounting for costs incurred to develop or obtain computer software for internal use. The new pronouncement provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement, and therefore believes that adoption will not have a material effect on financial condition or operating results.

         In April 1998, Statement of Position No. 98-5 was issued which requires that companies expense defined previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. Adoption of this statement does not have an effect on financial condition or operating results.

         The Company adopted Statement of Financial Standards No. 133, Accounting for Derivative Instruments and for Hedging Activities ("SFAS No. 133") in the year ended December 31, 1999. SFAS No. 133 requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. SFAS No. 133's impact on the Company's consolidated financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.



ITEM 3.  DESCRIPTION OF PROPERTY

         The Company's corporate headquarters and executive offices are located at 1405 South Orange Avenue, Suite 601, Orlando, Florida 32806.

         The Company requires only a nominal amount of space to conduct its operations because most of its business activity is conducted in its mobile units. The Company occupies approximately 800 square feet in the offices of Tom Winters, MD pursuant to a month-to-month agreement which may be terminated upon 30 days written notice by either party. The agreement also provides for use of all common areas, parking and the use of miscellaneous office equipment. The Company leases this space for an amount of $2,244.00 per month.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of April 28, 2000, by each shareholder who is known by the

Company to beneficially own more than five percent (5%) of the outstanding Common Stock, by each Director and by all executive Officers and Directors as a group. No shares of Preferred Stock have been issued or are outstanding.

                                                                     AMOUNT AND NATURE
                         NAME AND ADDRESS                       OF BENEFICIAL OWNERSHIP(1)     PERCENT OF CLASS

         Dr. Thomas Winters                                                  5,250,000               38.67%
         1405 S. Orange Avenue, Suite 601
         Orlando, Florida  32806

         Richard Langley                                                     2,100,000               15.47%
         1405 S. Orange Avenue, Suite 601
         Orlando, Florida  32806

         Sandra L. Thompson                                                  1,365,000               10.06%
         1405 S. Orange Avenue, Suite 601
         Orlando, Florida  32806

         Daniel Williams                                                       735,000                 5.4%
         1405 S. Orange Avenue, Suite 601
         Orlando, Florida  32806

         TOTAL OFFICERS AND DIRECTORS AS A GROUP (3 PERSONS)                 8,715,000                64.2%

         -----------------------------
         (1) All shares of the Company held by the above-referenced shareholders are subject to the terms of a Lock-up Agreement pursuant to which such shares may not be sold or transferred until June 1, 2000.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


         The Officers and Directors of the Company as of April 28, 2000 are as follows:


                             NAME                  AGE           POSITION

             Thomas F. Winters, Jr., M.D.           47     Chairman of the Board and
                                                           Chief Executive Officer

             Richard H. Langley                     66     Director and President

             Sandra L. Thompson                     55     Director, Treasurer, Chief Operating
                                                           Officer and Secretary

         Dr. Thomas Winters has served as the Chairman and CEO of AMSSI since April 1997, as its President from January 1996 to March 1999 and as Chairman and CEO of the Company since March 31, 1999. From August 1986 to January 1996 Mr. Winters was a partner with Matthews Orthopedic in Orlando, Florida. Dr. Winters graduated from Brown University and thereafter in 1980 received his medical degree from the University of Connecticut. He has completed fellowships in Trauma, Sports Medicine and Adult Reconstructive Surgery at the Brigham and Women's Hospital of Harvard Medical School. He has worked in free-standing surgery centers since the late 1980's and was instrumental in the start-up of such a surgery center in Orlando, Florida prior to the formation of USMGF.

         Richard Langley has served as a Director and the President of the Company since March 31, 1999 and as Director and Vice President of AMSSI since January 13, 1997. From 1964 to the present, Mr. Langley has bought, sold and developed residential properties, grown citrus crops and operated a cattle ranch. From 1992 to 1995 he served as the District School Board Attorney in Lake County, Florida. Mr. Langley is a University of Florida graduate with B.S., L.L.B. and Juris Doctor degrees and has maintained a legal practice in Claremont, Florida since graduation in 1964. Mr. Langley has 22 years of public service experience. He was elected to the Florida House of Representatives in 1972 and re-elected in 1974 and 1976. In 1980, he was elected to the Florida Senate. He served as Minority Whip in the House and as Republican Whip and Republican Leader in the Senate.

         Sandra Thompson has served as a Director, Treasurer and Secretary of the Company since March 31, 1999 and as Director, Treasurer and Secretary of USMGF since January 13, 1997. From 1992 to 1997, Ms. Thompson was the Director of Nursing of the Orlando Center for Outpatient Surgery in Orlando, Florida where she coordinated all nursing functions for the Center. She has worked as a Registered Nurse in a number of Florida hospitals and held positions of Staff Nurse and Operating Room Supervisor. She has designed pre-op and post-op facilities for a Florida hospital and was Educational Coordinator at the Same Day Surgery Center in Orlando. Prior to the founding of USMGF, Ms. Thompson was Director of Nursing and Risk Manager for four years, commencing in 1993, at the Orlando Center for Outpatient Surgery. Ms. Thompson is a 1980 Valencia Community College graduate and received her Licensed Healthcare Risk Manager license from the University of Central Florida.


ITEM 6.  EXECUTIVE COMPENSATION

         No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive Officer or Director of the Company during the fiscal years ended December 31, 1999, 1998 and 1997. The Company's Directors have not received any other remuneration for serving as directors. The following tables describe the compensation of the Company's Chief Executive Officer and President for the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
                                                                                               OTHER ANNUAL
NAME AND PRINCIPAL POSITION               YEAR         SALARY ($)          BONUS ($)          COMPENSATION ($)
---------------------------               ----         ----------          ---------          ----------------

Thomas Winters, M.D.                      1999         $       0           $     0            $          0
Chief Executive Officer

                                          1998         $       0           $     0            $          0
                                          1997         $       0           $     0            $          0
Mike M. Mustafoglu (1)                    1999         $       0           $     0            $          0
President
                                          1998         $       0           $     0            $          0
                                          1997         $       0           $     0            $          0



-----------------------------
(1) Mr. Mustafoglu was President and a director of the Company from October 1995 to March 1999.

                            LONG TERM COMPENSATION(*)

                                                                       SECURITIES
ALL OTHER NAMES AND                                RESTRICTED           UNDERLYING
COMPENSATION                                         STOCK              OPTIONS/
PRINCIPAL POSITION                      YEAR        AWARD(S)($)          SARS($)        LTIP PAYOUTS($)

Thomas Winters, M.D.(1) Chief Executive   1999         --                  --                 --
Officer
                                          1998         --                  --                 --
                                          1997         --                  --                 --
Mike M. Mustafoglu President              1999         --                  --                 --
                                          1998         --                  --                 --
                                          1997         --                  --                 --

------------------------------
(*) The Company currently does not have an Incentive Stock Option Plan or Non-Qualified Stock Option Plan. The Company is considering adopting such Plans at a future date. The Company has agreed to grant options to purchase 100,000 shares of common stock of the Company to Ms. Rhonda Ahern the Company's purchasing coordinator and a surgical technologist exercisable at a price of $.10 per share and vesting at a rate of 20,000 shares per year over 5 years commencing June 2000.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In April 1999, the Company entered into a Consulting Agreement with TransGlobal Financial Corporation ("TFC") pursuant to which TFC agreed to provide certain consulting, advisory and other services to the Company. Other services include strategic planning services and assisting in identifying, evaluating and structuring mergers and acquisitions, consolidations, joint ventures, strategic alliances and fundraising. The Company engaged TFC to provide such services on an exclusive basis during the three-year period ending April 25, 2002, provided, however, that the term of the agreement will be renewed automatically in 12-month increments unless either party notifies the other 90 days prior to the expiration of the term of the cancellation of the agreement. Mr. Mike Mustafoglu is the President of TFC.

         The agreement provides that TFC waive its retainer fee because the Company issued TFC 575,000 shares of Common Stock for its services in connection with the AMSSI acquisition. TFC subsequently transferred 287,500 of such shares to Richard Langley, Jr. (the son of Richard H. Langley who is a Director and the President of the Company) in consideration of services rendered with respect to the merger of USMGF and AMSSI.

         With respect to transaction fees, the agreement provides that:

         (i) for financing from sources identified by TFC the Company will pay TFC a seven percent (7%) fee for equity financing and a three and one-half percent (3.5%) fee for debt financing of any and all funds from such transactions that are committed and available to the Company;

         (ii) in the event that TFC represents the Company with respect to a merger, acquisition, investment, exchange, or other securities or assets transaction of the Company, then the Company will pay TFC a fee equal to ten percent (10%) of the total market value on the day of the closing of stock, cash, assets and all other property (real or personal) exchanged or received, directly or indirectly, by the Company, or any of its security holders, in connection with any such transaction; and

         (iii) in the event TFC introduces the Company to a joint venture partner or customer and sales develop as a result of the introduction, the Company will pay a fee of two percent of the net sales revenue generated directly from this introduction.

         To date, TFC has provided general financial advisory services to the Company pursuant to the Consulting Agreement. Such services have included financial planning and review, business plan development, identification of financing sources and evaluation of strategic partner opportunities. TFC has informed the Company that it does not engage in the business of buying and selling securities for others or for its own account or advising others, for compensation, as to the value of securities or the advisability of investing in, purchasing or selling, securities. TFC has further informed the Company that it is not currently licensed as a broker-dealer or investment advisor and that TFC is not required to be so licensed to perform the activities called for under the Consulting Agreement. TFC has agreed with the Company that if any such activities are required to be performed by a licensed broker-dealer or investment advisor, TFC will take the appropriate steps to obtain such licenses or will inform the Company that it must retain a licensed broker-dealer or investment company, as appropriate, to perform such activities.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

         Holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. There are currently 100,000,000 shares of common stock authorized of which 13,575,280 shares are issued and outstanding. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. There are currently 20,000,000 shares of Preferred Stock authorized, none of which are issued and outstanding. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are duly authorized. The Company's Transfer Agent is Pacific Stock Transfer.

SHAREHOLDER RIGHTS PLAN

         Under the terms of the Merger Agreement, the Company is obligated to declare a dividend distribution of one Right for each outstanding share of the Company's Common Stock to shareholders of record at the close of business on a record date to be set by the Board of Directors (the "Record Date"). The terms of such Rights are summarized in an exhibit to the Merger Agreement and are described below. Each Right entitles the registered holder to purchase from the Company one unit (a "Unit"), consisting initially of one share of Common Stock, at a Purchase Price of $50.00 in cash per Unit, subject to adjustment. The Company will enter into a Rights Agreement (the "Rights Agreement") with Pacific Stock Transfer Company, as Rights Agent, as soon as practicable, substantially upon the terms described below.

         The Rights will be attached to all Common Stock certificates representing outstanding shares, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the date which is the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earlier of said dates being called the "Distribution Date").

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding also will constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights will not be exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the declaration of the Rights, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         With certain exceptions, in the event that at any time following the Distribution Date,

         (i) the Company is the surviving corporation in a merger with an Acquiring Person

         (ii)               and its Common Stock is not changed or exchanged;

         (iii) a Person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which the Continuing Directors (as defined below) determine to be fair and otherwise in the best interests of the Company and its shareholders (other than the Acquiring Person));

         (iv) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or

         (v) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split);

each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company, subject to certain limitations) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at an exercise price of $50.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $100.00 worth of Common Stock (or other consideration, as noted above) for $50.00. Assuming that the Common Stock had a per share value of $20.00 at such time, the holder of each valid Right would be entitled to purchase five shares of Common Stock for $50.00.

         With certain exceptions, in the event that, at any time following the Stock Acquisition Date,

         (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or where the Company is the surviving corporation and all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property (other than a merger described in sub clause (i) of the second preceding paragraph or a merger which follows an offer described in the parenthetical in sub clause (ii) of the second preceding paragraph); or

         (ii) 50% or more of the Company's assets or earning power is sold or transferred; each holder of a Right (except rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

         For example, at an exercise price of $50.00 per Right, each Right following an event set forth in the preceding paragraph would entitle its holder to purchase $100.00 worth of common stock of the acquiring company for $50.00. Assuming that the common stock of the acquiring company had a per share value of $20.00 at such time, the holder of each issued Right would be entitled to purchase five shares of the common stock of the acquiring company for $50.00.

         The Purchase Price payable, and the number of shares of Common Stock (or the number and kind of other securities or property, as the case may be) issuable, upon exercise of the Rights would be subject to adjustment from time to time to prevent dilution,

         (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock;

         (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock; or

         (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company will not be required to issue fractional shares of Common Stock and in lieu thereof an adjustment in cash will be made. For fractional shares of Common Stock, the adjustment will be based on the market price of the Common Stock on the last trading date prior to the date of exercise.

         In general, the Company may redeem the Rights in whole, but not in part, at any time until ten days following the Stock Acquisition Date, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem requires the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated, with the concurrence of a majority of the Continuing Directors,

         (i) if an Acquiring person reduces its beneficial ownership to five percent (5%) or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company; or

         (ii) provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person or any affiliate or associate thereof.

         Immediately upon the action of the Board of Directors ordering redemption of the Rights with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

         The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of an Acquiring Person or any representative of the foregoing entities.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date, but amendments of those provisions relating to the principal economic terms of the Rights require approval of a majority of the Continuing Directors. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

(a)      Market Information

(1) The common stock of the Company is presently traded on the NASDAQ OTC Bulletin Board, under the symbol "USMG".


         The following represents the high and low bid prices of the Company's Common Stock during the last two fiscal years and the current fiscal year through April 27, 2000, as provided by the National Quotation Bureau, Inc. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down, or commissions and may not represent actual transactions.



                                                           BID PRICES
                                                      HIGH             LOW

         1998

         Jan. 1  through Mar. 31                        --             --
         Apr. 1 through June 30                         --             --
         July 1 through Sept. 30                        --             --
         Oct. 1 through Dec. 31                         --             --

         1999

         Jan. 1 through Mar. 31                         --             --
         Apr. 1 through June 30(1)                  $6.125          $4.00

         July 1 through Sept. 30                    6.8125           3.50
         Oct. 1 through Dec. 31                       6.00         2.9375

         2000

         Jan. 1 through March 31                     5.625         1.8125
         April 1 through April 27                     4.00           1.50



         -----------------------------
         (1)      Commencing May 24, 1999

(b)      Shareholders


         As of April 27, 2000, the Company had issued 13,575,680 shares of Common Stock, all of which were still outstanding and held by individual shareholders and brokerage firms and/or clearing houses in "street name" for their clients. The Company believes that there are approximately 450 beneficial owners of its common stock, including shares held in street name.


(b)      Dividends

         The Company has not paid any dividends to date.

ITEM 2.  LEGAL PROCEEDINGS

         The Company is not currently involved in any legal proceeding nor does it have knowledge of any threatened litigation. On February 4, 2000, however, the Company received a letter from counsel to Dr. Brian Levine indicating that Dr. Levine is the owner of all right, title and interest in United States Letter Patent No. 4,915,435 (the "Patent") entitled "Mobile Operating Room With Pre and Post Operational Areas. In his letter, Dr. Levine's counsel alleged that the mobile medical operating room contemplated under the Company's contract with North Carolina infringes one or more of the claims included in the Patent. Consequently, Dr. Levine's counsel requested that the Company review the Patent and inform Dr. Levine as to why the Company believes that its mobile operating room product does not infringe one or more of the claims in the Patent. Alternatively, Dr. Levine's counsel requested that the Company initiate contact to negotiate a non-exclusive license under the Patent. The Company has initiated contact with Dr. Levine and on April 10, 2000 Dr. Levine and the Company jointly signed a letter acknowledging that the Company has recognized Dr. Levine as the sole owner of the Patent. The letter also states that the Company and Dr. Levine wished to enter into negotiations regarding compensation with respect to the subject matter of the Patent. The Company and Dr. Levine are currently conducting such negotiations. In the event the Company and Dr. Levine do not reach an agreement with respect to a license under the Patent, the Company's business and financial condition may be materially and adversely affected (if Dr. Levine successfully establishes that the Company has infringed upon the Patent and if the Patent is found to be enforceable). No assurance can currently be given as to whether or not the Patent would be found to be enforceable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         On April 26, 1999, in connection with the merger of AMSSI and USMGF, the Company issued an aggregate amount of 10,500,000 shares of Common Stock to the persons who were shareholders of AMSSI immediately prior to the merger in consideration for all the issued and outstanding shares of Common Stock of AMSSI. The Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Act"), as an exemption from the registration requirements of the Act because the merger did not involve any public offering of the Company's stock. Specifically, the Company issued shares to six individuals who were closely familiar with the business of AMSSI and the Company, the transfer of such shares was restricted, and there was no public offer, solicitation of offers or advertising with respect to the issuance of such shares.

         On or about April 26, 1999, the Company issued 575,000 shares of Common Stock to TFC in consideration of TFC's agreement to waive its retainer fee pursuant to the terms of a Consulting Agreement between the Company and TFC dated April 26, 1999. The Company and

TFC also agreed that such shares were issued as payment to TFC for its merger and acquisition services in the amount of 57,500 with respect to the merger of AMSSI and USMGF. The Company relied on Section 4(2) of the Act as an exemption from registration under the Act because the issuance did not involve a public offering of shares. Specifically, the issuance was to one entity, involved a restriction on the transfer of the shares and there was no solicitation of offers from the public or advertising regarding the issuance. In accordance with Financial Accounting Standard No. 123, paragraph 8, the value of the shares issued was based upon the fair value of the services the Company received from TFC.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Bylaws and certain sections of the Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company. To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                PART F/S--FINANCIAL STATEMENTS AND SCHEDULES

                         DECEMBER 31, 1999 AND 1998

                          U.S. MEDICAL GROUP, INC.






                          INDEX TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                                     Page
Report of Independent Certified Public Accountants                    F-3

Consolidated Balance Sheet at December 31, 1999 and 1998              F-4

Consolidated Statements of Operations for the two years

 ended December 31, 1999 and 1998                                     F-5

Consolidated Statements of Stockholders' Equity for the two years

 ended December 31, 1999 and 1998                                     F-6

Consolidated Statements of Cash Flows for the two years

 ended December 31, 1999 and 1998                                     F-7

Notes to Consolidated Financial Statements                            F-8 - F14

                             STEFANOU & COMPANY, LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                                1360 Beverly Road
                                    Suite 305
                              McLean, VA 22101-3621
                                  703-448-9200
                               703-448-3515 (fax)
                               mclean@stefanou.com

                                                                Philadelphia, PA
--------------------------------------------------------------------------------



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
U.S. Medical Group , Inc.
Orlando, Florida

         We have audited the accompanying consolidated balance sheet of U.S. Medical Group , Inc. and its subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Medical Group , Inc. and its subsidiary as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                   /s/ STEFANOU & COMPANY, LLP
                                                   Stefanou & Company, LLP
                                                   Certified Public Accountants

McLean, Virginia
April 3, 2000

                            U.S. MEDICAL GROUP , INC.
                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998

                                     ASSETS


                                                                                         1999         1998
                                                                                   ----------   ----------
Current assets:

         Cash and equivalents                                                      $   22,763   $   49,185
         Accounts receivable, net of allowance of doubtful
           accounts                                                                   548,669      218,347
         Prepaid expenses                                                              13,330        5,623
                                                                                   ----------   ----------
Total current assets                                                                  584,762      273,155

Property and equipment-at cost:(Notes A and B)

Mobile unit and medical equipment                                                   3,642,467    1,525,771
Furniture and fixtures                                                                 61,075       56,368
                                                                                   ----------   ----------
                                                                                    3,703,542    1,582,139

Less accumulated depreciation                                                         410,389      228,387

                                                                                    3,293,153    1,353,752
Other assets:

Financing fees, less amortization of  $2,548 and

         $2,548 in 1999 and 1998, respectively                                         12,236        5,096
                                                                                   ----------   ----------


                                                                                   $3,890,151   $1,632,003

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

         Current maturities of long-term debt (Note B)                             $  801,602   $  615,913
         Deferred tax liability                                                        81,406         --
         Accounts payable and accrued expenses                                        127,297       38,039

                  Total current liabilities                                         1,010,305      653,952

Long-term debt, less current maturities (Note B)                                    1,447,045      149,478

Deferred tax liability (Note C)                                                       301,253         --
Stockholders' equity (Note A):

         Preferred stock, par value , $.001 per share; authorized at December 31, 1999: 20,000,000 shares; none issued ;

none authorized at  December 31, 1998                                                    --           --

         Common stock, par value, $.001 per share; 100,000,000 authorized at December 31, 1999; 13,575,380 issued; 100 shares authorized at December
         31, 1998, par value

$10 per share; 100 shares issued at December 31, 1998                                  13,575        1,000
         Additional paid-in-capital
                                                                                       80,925       24,000
         Retained earnings                                                          1,037,048      803,573
                                                                                   ----------   ----------
                                                                                    1,131,548      828,573
                                                                                   ----------   ----------
                                                                                   $3,890,151   $1,632,003
                                                                                   ==========   ==========


                 See accompanying notes to financial statements

                           U.S. MEDICAL GROUP , INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                      1999          1998
                                               -----------   -----------
Revenues:

         Patient fees                          $ 2,041,034   $ 1,655,018

Operating Expenses:

         Selling, general and administrative     1,161,335       688,950

         Interest expense                           81,562        98,774
         Depreciation expense                      182,003       161,379
                                               -----------   -----------
         Operating expenses                      1,424,900       949,103

Net income before taxes                            616,134       705,915

         Provision for income taxes (Note C)       382,659          --
                                               -----------   -----------

Net income                                     $   233,475   $   705,915
                                               ===========   ===========

Earnings per common share                      $       .02   $       .05
                                               ===========   ===========
(basic and assuming dilution)

Weighted average shares outstanding

     Basic                                      13,575,380    13,575,380
     Diluted                                    13,633,665    13,633,665






















                See accompanying notes to financial statements.

                           U.S. MEDICAL GROUP , INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                          Common                       Additional        Retained
                                                          Shares        Amount       Paid-in-capital     Earnings      Total

Balance at January 1, 1998                                     100    $     1,000    $    24,000        $    97,638   $   122,658


         Net income                                           --             --             --              705,915
                                                       -----------    -----------    -----------        -----------   -----------
                                                                                                                          705,915

Balance at December 31, 1998                                   100          1,000         24,000            803,573       828,573

Shares issued in connection
with merger of AMSSI and USMG                           10,500,000         10,500           --                 --          10,500

Retirement of AMSSI shares                                    (100)        (1,000)          --                 --          (1,000)

Shares issued to consultant in exchange for services       575,000            575         56,925               --          57,500

Shares retained by former USMG shareholders              2,500,380          2,500           --                 --           2,500


         Net income                                           --             --             --              233,475       233,475
                                                       -----------    -----------    -----------        -----------   -----------


Balance at December 31, 1999                            13,575,380    $    13,575    $    80,925        $ 1,037,048   $ 1,131,548
                                                       ===========    ===========    ===========        ===========   ===========





                 See accompanying notes to financial statements

                           U.S. MEDICAL GROUP , INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                   1999           1998
                                                            -----------    -----------
Cash flows from operating activities:

         Net income for the year                            $   233,475    $   705,915
         Adjustments to reconcile
         net income to net cash:

                   Depreciation and amortization                182,003        161,379
         Common stock issued in connection with services
                  rendered                                       57,500           --
         (Increase) decrease in:

                   Accounts receivable                         (330,332)       (62,487)
                   Prepaid expenses and other assets            (14,847)          (210)
                   Deferred taxes and other                     313,263           --
                   Accounts payable and accrued expenses        170,663        (28,213)
                                                            -----------    -----------
         Net cash provided by operating activities              611,725        776,384

Cash flows used in investing activities:

         Capital expenditures, net                           (2,121,403)       (49,006)
                                                            -----------    -----------
         Net cash used in investing activities               (2,121,403)       (49,006)

Cash flows (used) provided in financing activities:

         Proceeds from bank loans                             2,190,000           --
         Proceeds from shareholder loans                         65,000         40,000
         Repayments of loans from banks                        (682,488)      (723,485)
         Repayments of loans from shareholders                  (89,256)      (145,721)
                                                            -----------    -----------
         Net cash (used) provided in financing activities     1,483,256       (829,206)
                                                            -----------    -----------
         Net increase (decrease) in cash                        (26,422)      (101,828)
Cash at beginning of year                                        49,185        151,013
                                                            -----------    -----------
Cash at end of year                                         $    22,763    $    49,185
                                                            ===========    ===========


Supplemental disclosure of Cash Flows Information

         Cash paid during the year for interest             $    76,789    $    98,244
         Common stock issued for services                        57,500           --

Acquisition:

         Assets acquired                                         31,385           --
         Accumulated deficit                                     11,075           --
         Liabilities assumed                                    (36,585)          --
         Common stock issued                                     (5,875)          --
                                                            -----------
         Net cash paid for acquisition                      $      --
                                                            ===========



                See accompanying notes to financial statements.

                            U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business, Basis of Presentation and Merger

BUSINESS, BASIS OF PRESENTATION AND CHANGE IN CAPITALIZATION

On April 26, 1999, American Mobile Surgical Services, Inc., an operating corporation (or "AMSSI"), completed a merger with U.S. Medical Group (Florida), Inc., (or "USMGF"), a wholly-owned subsidiary of U.S. Medical Group, Inc., (or "USMG" or "Company"), an inactive Nevada corporation with no significant assets or operations in a transaction accounted for as a capitalization of AMSSI. As a result of the merger, AMSSI changed its name to U.S. Medical Group (Florida) Inc. Effective with the merger, USMG was re-capitalized and issued 10,500,000 shares of its common stock in exchange for all of the all previously outstanding common stock of AMSSI. As a result of the transaction, the shareholders of AMSSI received stock representing approximately 81% of the voting stock of USMG.

The total purchase price and carrying value of net assets acquired of USMG was $5,875. The net assets acquired were as follows:


         Net  current assets        $31,385
         Accumulated deficit         11,075
         Net current liabilities    (36,585)
                                    -------
                                    $ 5,875
                                    =======

As USMG was an inactive corporation with no significant operations, AMSSI recorded the carryover historical basis of net tangible assets acquired, which did not differ materially from their fair values.

The consolidated financial statements include the accounts of the Company , and its wholly-owned subsidiary, U. S. Medical Group (Florida), Inc., formerly American Mobile Surgical Services, Inc. In accordance with APB Opinion 16, the consolidated financial statements include the accounts of AMSSI as the acquiring entity and USMG as the wholly-owned subsidiary. Significant intercompany transactions have been eliminated in consolidation.

REVENUE RECOGNITION

Revenues are recognized at the time services are provided.

PROPERTY AND EQUIPMENT

For financial statement purposes, property and equipment are depreciated using the straight-line method over their estimated useful lives (five years for furniture, fixtures and equipment and 10 years for the mobile surgical unit and related medial equipment). Financing costs are amortized over the term of the respective loan. Depreciation and amortization expense for 1999 and 1998 was $182,003 and $ 161,379 respectively. An accelerated method of depreciation is used for tax purposes.

                           U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Intangible Assets

Intangible assets consist of financing fees related to notes payable. Financing costs are amortized over the term of the respective loan.

INCOME TAXES

Until April 26, 1999 ,the Company's predecessor, U. S. Medical Group (Florida), Inc. (formerly American Mobile Surgical Services, Inc.) ("USMGF"), elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. As a result, the USMGF's 1997, 1998 and 1999 earnings through the day preceding the merger have been taxed, with certain exceptions, for federal income tax purposes directly to the stockholders of USMGF. Under those provisions, USMGF did not pay federal and state corporate income taxes on its taxable income. Instead, the USMGF stockholders were liable for individual federal and state income taxes on their respective share of the USMGF's net income.

Effective with the merger, USMGF ceased operating as an S Corporation and became subject to federal and State corporate income taxes. USMGF accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 191, "Accounting for Income Taxes." Under the method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets, and liabilities are measured using the enacted tax rates expected to be in effect when the differences are settled. A deferred tax liability of $202,600 ($184,400 federal and $18,200 State) was recorded at the time of the merger to reflect the expected tax effect of accumulated differences on that date.

CASH EQUIVALENTS

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

LONG-LIVED ASSETS

The Company accounts for its long-lived assets under the provision of Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to be Disposed of (SFAS 121).

The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should an impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset.

                           U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Stock Based Compensation

The Company accounts for stock based compensation using the intrinsic value method prescribed in Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" with respect to options and warrants granted to employees.

ADVERTISING

The Company follows the policy of charging the costs of advertising to expenses incurred. Advertising costs charged to expenses for 1999 and 1998 was $25,786 and $9,469, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit. The Company's two customers are the Florida Department of Corrections and the North Carolina Department of Corrections. (see Note G). The Company periodically reviews its trade receivables in determining its allowance for doubtful accounts. The allowances for doubtful accounts was $0 at December 31, 1999 and 1998, respectively.

EARNINGS PER SHARE

The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrant's have been excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material. There is no effect on earnings per share information for the years ended December 31, 1999 and 1998 relating to the adoption of this standard.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards No.130, "Reporting Comprehensive Income" ("SFAS 130"), establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company adopted SFAS 130 during the year ended December 31, 1998 and has no items of comprehensive income to report.

                           U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

The Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pension and Other Post Employment Benefits (SFAS 132") in the year ended December 31, 1999. SFAS No. 132 establishes disclosure requirements regarding pension and post employment obligations. SFAS No. 132 does not effect the Company as of December 31, 1999.

In March 1998, Statement of Position No. 98-1 was issued, which specifies the appropriate accounting for costs incurred to develop or obtain computer software for internal use. The new pronouncement provides guidance on which costs should be capitalized, and over what period such costs should be amortized and what disclosures should be made regarding such costs. This pronouncement is effective for fiscal years beginning after December 15, 1998, but earlier application is acceptable. Previously capitalized costs will not be adjusted. The Company believes that it is already in substantial compliance with the accounting requirements as set forth in this new pronouncement, and therefore believes that adoption will not have a material effect on financial condition or operating results.

In April 1998, Statement of Position No. 98-5 was issued which requires that companies expense defined previously capitalized start-up costs including organization costs and expense future start-up costs as incurred. Adoption of this statement does not have an effect on financial condition or operating results.

The Company adopted Statement of Financial Standards No. 133, Accounting for Derivative Instruments and for Hedging Activities ("SFAS No. 133") in the year ended December 31, 1999. SFAS No. 133 requires that certain derivative instruments be recognized in balance sheets at fair value and for changes in fair value to be recognized in operations. Additional guidance is also provided to determine when hedge accounting treatment is appropriate whereby hedging gains and losses are offset by losses and gains related directly to the hedged item. SFAS No. 133's impact on the Company's consolidated financial statements is not expected to be material as the Company has not historically used derivative and hedge instruments.

NOTE B - LONG TERM DEBT


                                                                                       1999             1998
                                                                                       ----             ----
Bank loan payable in monthly installments of $13,194,
plus interest at the Lender's prime rate, secured by
equipment and guaranteed by certain Company shareholders                          $    79,167     $   237,500


                                      F-11



                           U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE B - LONG TERM DEBT (CONTINUED)

Bank loan payable in monthly installments of $42,685,
including interest at  8.4% per annum, secured by
mobile unit and guaranteed by certain Company shareholders                                 -          291,201

Bank loan payable in monthly installments of $24,436
plus interest at Lenders' prime rate , secured by
mobile unit and guaranteed by certain Company shareholders                          1,947,046               -

Bank loan payable in monthly installments of interest
only at the Lender's prime rate, secured by medical
equipment and guaranteed by certain Company  shareholders                             150,000         140,000

Shareholder notes payable in monthly installments of
$2,249.46, including interest at 8.5% per annum, unsecured                             17,435          41,690
Shareholder notes payable, interest at 8.5% per annum, unsecured                       55,000          55,000
                                                                                  -----------     -----------
                                                                                    2,248,648         765,391
Less:  Current portion of long term debt                                             (801,602)       (615,913)
                                                                                  -----------     -----------
                                                                                  $ 1,447,046     $   149,478
                                                                                  ===========     ===========



Aggregate maturities of long-term debt as of December 31, 1999 are as follows:


                           Year                      Amount
                           ----                      ------
                           2001                   $   500,000
                           2002                       500,000
                           2003                       447,046
                                                  -----------
                                                  $ 1,447,046
                                                  ===========

NOTE C - INCOME TAXES

Provision for income taxes consists of the following components:


                                                                       Federal    State       Total
                                                                       -------    -----       -----
       Currently payable                                              $ 73,612   $  7,794   $ 81,406
       Deferred provision
Timing differences existing on merger date                             184,400     18,200    202,600
Timing differences occurring after merger                               88,009     10,644     98,653
                                                                      --------   --------   --------
                                                                       272,409     28,844    301,253
                                                                                 --------   --------
                                                                      $346,021   $ 36,638   $382,659
                                                                      ========   ========   ========

As the result of the merger (See Note A), the Company's tax status changed from a non-taxable S-Corporation to a C-Corporation subject to both federal tax and Florida franchise tax on income. Accordingly, the deferred tax liability of $202,600 at the date the merger was effective and the deferred tax liability for timing differences in recording revenues and expenses for the period since the merger have been recorded as a charge to the deferred tax provision.

The following summarizes the significant differences between the expected federal and state income tax and the Company's tax provision for financial statement purposes.

                           U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE C - INCOME TAXES (continued)


                                                                Federal                     State
                                                                -------                     -----

         Expected tax provision                               $ 209,485   (34%)           $ 22,180   (3.6%)
         Permanent differences:
           Benefit of graduated tax rates                       (11,750)                   ( 250)
           Non-deductible  expenses                              22,273                     2,070
           Income prior to merger taxed to S-Corp
             shareholders                                       (74,539)                   (7,892)
         Timing differences
           Deferred tax related to tax basis timing
             differences at time of merger                      200,552                    20,530
                                                              ----------                 --------
                                                              $ 346,021                  $ 36,638
                                                              ==========                 ========


NOTE D - COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space on a month-to-month basis from an entity owned by a Company stockholder.

The Company leases a furnished apartment in Raleigh, North Carolina. The lease, which has a one year term and expires in September, 2000, provides for monthly payments of $1,232.

The Company's rental expense for 1999 and 1998 is $ 40,316 and $21,359, respectively.

Future minimum lease payments are as follows:


         2000              $11,088

NOTE E-CAPITAL STOCK

American Mobile Surgical Services, Inc. ("AMSSI") was incorporated in March, 1996 and formed under the laws of the State of Florida. In 1996, AMSSI issued a total of 100 shares of its common stock to its founders in exchange for $25,000.

In April, 1999, AMSSI completed a merger with U. S. Medical Group (Florida), Inc. , a wholly-owned subsidiary of U. S. Medical Group, Inc.("USMG"), a Nevada corporation with no material operations. The shareholders of AMSSI exchanged all of the outstanding shares of common stock of AMSSI in an exchange ratio of 1 share of AMSSI common stock for 105,000 shares in USMG common stock.

Immediately following the merger, AMSSI was renamed U. S. Medical Group (Florida), Inc..

Share amounts presented in the consolidated balance sheets and consolidated statements of stockholders' equity reflect the actual share amounts outstanding for each period presented.

NOTE F - INTEREST COSTS

Interest expense for 1999 and 1998 is $81,562 and $98,774, respectively. Interest expense is charged to operations in the period incurred.

                           U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE G - MAJOR CUSTOMERS

The Company's sole customers for 1999 was the State Florida and the State of North Carolina. The Company's sole customer for 1998 was the State of Florida (See Note B).

NOTE H - NET INCOME PER COMMON SHARE

The following table present the computation of basic and diluted net income per share:


                                                                  1999            1998
                                                                  ----            ----
Net income available for common shareholders                 $   233,475        $   705,915
Basic and fully diluted net income per share                 $       .02        $       .05
Weighted average common shares outstanding -basic             13,575,380        13,575,380
                                                              ==========        ==========
Weighted average common shares outstanding-diluted            13,633,665        13,633,665
                                                              ==========        ==========

Net income per share is based upon the weighted average number of shares of common stock outstanding. In April, 1999, AMSSI shareholders exchanged for common stock of USMG 1 share of AMSSI common stock for 105,000 shares of the USMG common stock (See Note A). Accordingly, all historical weighted average share and per share amounts have been restated to reflect this merger.

NOTE I- PENSION PLAN

In October, 1999, USMG established a SIMPLE IRA retirement plan for its employees. Under the plan, the Company is required to make matching contributions up to 3% of eligible employee's salary up to certain statutory limits.

Plan expense for 1999 was $1,441.

NOTE J-STOCK OPTIONS AND WARRANTS

The Company has a nonqualified stock option plan to provide key employees and non-employees the opportunity to participate in equity ownership. Options may be granted at or below the fair market value of the stock and have a five-year life
 . Options granted to certain individuals vest ratably over five years. The following table summarizes the changes in options outstanding and the related prices for the shares of the Company's common stock issued to a key employee of the Company.


                                                   Number      Weighted Average      Number of
                                                  of Shares    Exercise Price    Shares Exercisable

Outstanding at December 31, 1998                           -                                 -
                                                                                       -------
Granted                                              100,000           .10                   -
Exercised-                                                 -             -                   -
Cancelled                                                                                    -
                                                           -             -                   -
                                                     -------       -------             --------
Outstanding at December 31, 1999                     100,000             -              20,000
                                                     =======       =======             =======


The Company granted the stock option to the key employee prior to the merger between AMSSI and USMG. Accordingly, the Company at the time the option was granted was a nonpublic entity, and for disclosure purposes the fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions: annual dividend of $0.00, expected volatility of 0%, risk free interest rate of 6.0% an expected life of five years for all grants. The minimum value of the stock options granted during the year ended December 31, 1999 was $
 .03. There were no adjustments made in calculating the fair value to account for vesting provisions or for non-transferability or risk of forfeiture.

                           U.S. MEDICAL GROUP , INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE J-STOCK OPTIONS AND WARRANTS (CONTINUED)

If the Company recognized compensation cost for the employee stock option plan in accordance with SFAS No. 123, the Company's pro forma net income and net income per share would have been $ 230,475 and $ .02, respectively in 1999.

NOTE K - SUBSEQUENT EVENTS

On January 25, 2000, the Company , through its wholly owned subsidiary, USMG (Florida), Inc. declared a dividend payable to the shareholders of record on the date of termination of the S-corporation tax status (See Note C). The dividend of $441,700 is approximately equal to the taxable income of USMG (Florida), Inc, from its inception through termination of its S-corporation tax status. The distribution was financed by unsecured demand loans from significant shareholders at 8.5% interest payable annually, and will be repaid from operations as cash flow permits.

Subsequent to the date of the financial statements, the Company was advised by the owner of a patent covering the manufacture and use of mobile medical operating rooms that the Company was allegedly infringing on its patent. Due to the considerable uncertainties that exist, the Company's management cannot estimate the amount of a probable loss, if any, to the Company that might result from some adverse aspects of this matter against the Company. Accordingly, no provision for this matter has been made in the Company's consolidated financial statements.

                              PART III -- EXHIBITS

     Index to Exhibits. Exhibits required to be attached hereto are listed in the Index to Exhibits of this Amendment No. 1 to Form 10-SB, which is incorporated herein by reference.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    U.S. Medical Group, Inc.


                                                    /s/ Thomas Winters
                                                    ---------------------------
                                                    Dr. Thomas Winters
                                                    Chairman of the Board and
                                                    Chief Executive Officer


Date:    April 28, 2000

                                INDEX TO EXHIBITS



EXHIBIT
  NO.                                                     DESCRIPTION


2.1                                   Agreement and Plan of Merger dated March
                                      31, 1999 by and between the Company
                                      USMGF, Inc. and AMSSI(1)

3.1                                   Articles of Incorporation of the
                                      Company(1)

3.2 Certificate of Amendment of the Articles of Incorporation of the Company(1)

3.3 Certificate of Amendment of the Articles of Incorporation of the Company(1)

3.4                                   By-laws of the Company(1)

10.1 Consulting Agreement dated April 26, 1999 by and between the Company and TransGlobal Financial Corporation(1)

10.2                                  Form of Stockholder Lock up Agreement
                                      dated March, 25 1999 by and between
                                      USMG and AMSSI(1)

10.3                                  Agreement by and between USMGF and the
                                      Florida Department of Corrections dated
                                      April 2, 1997(1)

10.4                                  Agreement by and between USMGF and the
                                      North Carolina Department of Corrections dated October 15, 1999(1)

11.1                                  Computation of Earnings per Common and
                                      Common Share Equivalents(1)

21.1                                  Subsidiaries of the Company(1)

27.1                                  Financial Data Schedule(1)




-----------------------------
(1)      Filed previously.